May 6, 2011

Julie F. Rizzo

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549-7410

Re:

Dinello Restaurant Ventures, Inc. (“the Company”)

Request for Effectiveness

File No. 333-172052

Dear Ms. Rizzo:

The Company hereby requests acceleration of the effective date of our Registration Statement on Form S-1, SEC File No. 333-172052, as amended, to 9:00 a.m., EST, on Wednesday, May 11, 2011, or as soon thereafter as practicable.  This date and time has been selected to allow for adequate review of our request by the SEC.

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions please do not hesitate to call my attorney, Diane J. Harrison, of Harrison Law, P.A., at (941) 723-7564.

Sincerely,

/s/John Caramello

John Caramello

President & Chief Executive Officer

cc: Tonya Bryan, SEC

2701 4th Street N., Units 102 & 103, St. Petersburg. FL  33704 $ 727-896-3278 $  www.caramellospizza.com